UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: August 24, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement of 2017 Interim Results (Unaudited)
99.2	Press Release entitled “Costs Continue to Improve with Profits Significantly Increased”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Announcement of 2017 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2017	% change over First half of 2016

Net production of oil and gas*	237.9 million BOE	(1.5%)
Oil and gas sales	RMB74.94 billion	36.1%
Consolidated net profit	RMB16.25 billion	—
Basic earnings per share	RMB0.36	—
Diluted earnings per share	RMB0.36	—
Interim dividend (tax inclusive)	HK$0.20 per share	66.7%

*       Including our interest in equity-accounted investees, which is approximately 8.4 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2017, world economy continued to show signs of recovery, and China’s economy sought progress while maintaining stability. International oil prices remained volatile and the factors of uncertainties increased. Against such adversities, CNOOC Limited continued to forge ahead, stepped up its efforts in reform and innovation, strived to seek opportunities for future development, and achieved satisfactory performance in the first half of the year.

Focusing on quality and efficiency enhancement with an emphasis on value-driven exploration, the Company made 13 new commercial discoveries and drilled 12 successful appraisal wells in offshore China during the first half of the year. Over the past two years, the Company has successfully added a considerable amount of reserves through prioritizing exploration in mature areas and implementing rolling exploration in existing oil fields. In addition, remarkable results were achieved from exploration in new areas. During the period, the Company made breakthroughs in shallow oil and gas exploration in Bozhong 36-1 and achieved significant progress in exploration in Wushi Sag, identifying a new growth driver for reserves replacement.

The Company continued to expand its overseas exploration to further strengthen its global strategic presence. Oil and gas resources were discovered in all four exploration wells in Stabroek Block. For the Libra project, successful results were achieved in all appraisal wells in the northwest area, including the NW7 well. These high-quality and large-scale projects laid a strong foundation for the Company’s future reserve and production. In addition, the Company has stepped up its efforts in the acquisition of overseas exploration blocks to support its global development strategies.

Increasing profitability-oriented production has been a key focus point of the shareholders as well as the Company. At the beginning of the year, the Company set its full-year target as 450-460 million barrels of oil equivalent. During the first half, the Company ensured efficient oil and gas operation, and successfully accomplished its production target, achieving a net production of 237.9 million barrels of oil equivalent. To date, four out of the five new projects planned for 2017 have already commenced production.

In view of the pressure brought about by persistently low oil prices, the Company continued to be well prepared and strengthened its refined management and achieved effective cost control. For the first half of the year, all-in cost dropped to US$31.74 per BOE, representing a decrease of 9.0% year-on-year. The operating expenses dropped to US$7.16 per BOE, down by 3.5% year-on-year. The fact that costs decreased for four consecutive years again demonstrated the Company’s ability to reshape its cost competitiveness and to maintain such competitive position.

The Company has achieved satisfying profitability and a sound financial position during the first half of the year. Oil and gas sales reached RMB74.94 billion, representing a year-on-year increase of 36.1%. Net profits reached RMB16.25 billion and earnings per share amounted to RMB0.36. The Board of Directors has declared an interim dividend of HK$0.20 per share (tax inclusive) for the first half of 2017 by taking into account the Company’s financial position and in accordance with the dividend policy of the Company.

Consistent with its policy of reform and innovation, the Company has continued to refine its management system, enhance its governance, establish a healthy employment mechanism, and improve the competitive advantages of talent. This year, the Company held a scientific and technological innovation contest for the first time, stepping up its efforts in scientific and technological innovation and accelerating the pace of turning technological progress into results.

The Company has always attached great importance to health, safety and environmental protection. In the first half of the year, the Company strengthened its offshore operations management and investigations of potential problems. Precaution for adverse weather such as typhoons were effectively implemented in order to ensure the safe and steady progress of its key projects.

Looking forward to the second half of the year, the global oil market is expected to face short-run adjustments and long-run transition. International oil prices may continue to hover at low level for an extended period. In view of this, the Company will continue to improve quality and enhance efficiency, optimize its asset portfolio, and strengthen its cost control. It will push forward with boosting production and increasing reserves of oil and gas so as to ensure that its full-year production and operational targets are achieved.

The Company will continue to strengthen its risk management efforts to prevent major accidents and risks. It will minimize any negative impacts on oil and gas operation, strengthen the execution of its safety policies, and promote the safety culture.

Dear shareholders, while sustained low oil prices is a challenge, the situation also presents an opportunity for the Company. The Company has continued to hone its risk-resistant capabilities while maintaining a high level of governance and profitability. As a Chinese saying goes, “A pine tree can stand firmly on a mountain because its roots have been deeply planted in the cracks of the rocks”. Forging ahead, the Company will continue to move steadily ahead towards its set goals and create greater value for the shareholders.

YANG Hua

Chairman

Hong Kong, 24 August 2017

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2017 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT

OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2017 (Unaudited)	2016 (Unaudited)
REVENUE
Oil and gas sales	2	74,943	55,083
Marketing revenues	2	14,237	10,058
Other income		3,182	1,691

		92,362	66,832

EXPENSES
Operating expenses		(11,299)	(11,257)
Taxes other than income tax		(3,752)	(3,683)
Exploration expenses		(2,673)	(3,419)
Depreciation, depletion and amortisation		(31,824)	(35,129)
Impairment and provision	8	(305)	(10,359)
Crude oil and product purchases		(13,538)	(9,463)
Selling and administrative expenses		(3,188)	(2,812)
Others		(3,698)	(1,506)

		(70,277)	(77,628)

PROFIT/(LOSS) FROM OPERATING ACTIVITIES		22,085	(10,796)
Interest income		309	387
Finance costs	4	(2,704)	(3,175)
Exchange gains/(losses), net		294	(308)
Investment income		1,063	2,005
Share of profits of associates		166	79
Share of profit of a joint venture		275	150
Non-operating income, net		28	11

PROFIT/(LOSS) BEFORE TAX		21,516	(11,647)
Income tax (expense)/credit	5	(5,266)	3,912

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		16,250	(7,735)

		Six months ended 30 June
	Notes	2017 (Unaudited)	2016 (Unaudited)

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(4,127)	3,123
Share of other comprehensive income/(expense) of associates		22	(119)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(755)	(794)
Others		-	(2)

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE PERIOD, NET OF TAX		(4,860)	2,208

TOTAL COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		11,390	(5,527)

EARNINGS/(LOSS) PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	6	0.36	(0.17)
Diluted (RMB Yuan)	6	0.36	(0.17)

 Details of the interim dividends declared for the period are disclosed in note 7.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2017

(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2017 (Unaudited)	2016 (Audited)
NON-CURRENT ASSETS
Property, plant and equipment	8	415,208	432,465
Intangible assets		15,921	16,644
Investments in associates		3,785	3,695
Investment in a joint venture		25,711	26,300
Equity investments		3,422	4,266
Deferred tax assets		26,664	24,844
Other non-current assets		8,019	7,422

Total non-current assets		498,730	515,636

CURRENT ASSETS
Inventories and supplies		8,576	8,709
Trade receivables	9	22,486	23,289
Derivative financial assets		7	428
Equity investments		14	15
Other financial assets		77,842	52,889
Other current assets		6,281	6,150
Time deposits with maturity over three months		17,080	16,830
Cash and cash equivalents		14,059	13,735

Total current assets		146,345	122,045

CURRENT LIABILITIES
Loans and borrowings	11	23,543	19,678
Trade and accrued payables	10	27,261	25,345
Derivative financial liabilities		-	426
Other payables and accrued liabilities		22,554	14,866
Taxes payable		7,106	6,775

Total current liabilities		80,464	67,090

NET CURRENT ASSETS		65,881	54,955

TOTAL ASSETS LESS CURRENT LIABILITIES		564,611	570,591

NON-CURRENT LIABILITIES
Loans and borrowings	11	122,605	130,798
Provision for dismantlement		51,342	50,426
Deferred tax liabilities		4,701	5,670
Other non-current liabilities		1,115	1,326

Total non-current liabilities		179,763	188,220

NET ASSETS		384,848	382,371

EQUITY
Equity attributable to owners of the parent
Issued capital	12	43,081	43,081
Reserves		341,767	339,290

TOTAL EQUITY		384,848	382,371

NOTES

30 JUNE 2017

(All amounts expressed in millions of Renminbi, unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2017 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2016.

The financial information relating to the year ended 31 December 2016 that is included in this interim report as comparative information does not constitute the Company's statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance.

The Company's auditor has reported on those consolidated financial statements. The auditor's report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2016. The adoption of amendments to International Financial Reporting Standards/Hong Kong Financial Reporting Standards for the current interim period commenced from 1 January 2017 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

2.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

3.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group's chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

The following table presents revenue, profit or loss, assets and liabilities information for the Group's operating segments:

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)

External revenue	70,390	52,010	21,787	14,607	185	215	-	-	92,362	66,832
Intersegment revenue*	7,563	4,549	(7,563)	(4,549)	-	-	-	-	-	-

Total	77,953	56,559	14,224	10,058	185	215	-	-	92,362	66,832

Segment result
Profit/(Loss) for the period	15,758	(8,213)	419	370	3,171	342	(3,098)	(234)	16,250	(7,735)

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	486,678	498,150	6,454	1,898	358,225	372,068	(206,282)	(234,435)	645,075	637,681

Segment liabilities	(299,064)	(331,339)	(5,200)	(947)	(139,666)	(138,352)	183,703	215,328	(260,227)	(255,310)

* Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group's chief operating decision maker's assessment of segment performance, these revenues are reclassified back to E&P segment.

4.	FINANCE COSTS

Accretion expenses of approximately RMB1,068 million (six months ended 30 June 2016: approximately RMB1,076 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2017.

5.	INCOME TAX

The Company and its subsidiaries are subject to, on an entity basis, income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2016: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the "Enterprise Income Tax Law of the People's Republic of China") by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company's subsidiary in Mainland China, CNOOC China Limited ("CNOOC China"), is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% for the three years ending 31 December 2017, after being assessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (six months ended 30 June 2016: 10% to 56%).

6.	EARNINGS/(LOSS) PER SHARE

	Six months ended 30 June
	2017	2016
	(Unaudited)	(Unaudited)

Earnings/(loss):
Profit/(loss) for the period attributable to
Owners of the parent for the basic and
diluted earnings/(loss) per share calculation	16,250	(7,735)

Number of shares:
Weighted average number of ordinary shares for the purpose of
basic earnings/(loss) per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	3,674,864	-

Weighted average number of ordinary shares for
the purpose of diluted earnings/(loss) per share	44,651,130,848	44,647,455,984

Earnings/(loss) per share - Basic (RMB Yuan)	0.36	(0.17)

- Diluted (RMB Yuan)	0.36	(0.17)

The diluted loss per share for the six months ended 30 June 2016 was the same as the basic loss per share as the assumed exercise of the outstanding share options has an anti-dilutive effect.

7.	DIVIDENDS

On 24 August 2017, the board of Directors (the "Board") declared an interim dividend of HK$0.20 (tax inclusive) per share (six months ended 30 June 2016: HK$0.12 (tax inclusive) per share), totaling approximately HK$8,929 million (tax inclusive) (equivalent to approximately RMB7,750 million (tax inclusive)) (six months ended 30 June 2016: approximately RMB4,579 million (tax inclusive)), based on the number of issued shares as at 30 June 2017.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

8.	PROPERTY, PLANT AND EQUIPMENT

During the period, the impairment loss of property, plant and equipment was nil (six months ended 30 June 2016: approximately RMB10,390 million, including an amount of RMB7,358 million recognised on Long Lake project). As of 30 June 2017, there was no formal decision from the business continuity planning work to suggest the future operating plan of Long Lake assets. The recoverable amount was calculated based on the management’s best estimates.

9.	TRADE RECEIVABLES

The Group mainly sells on credit. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2017 and 31 December 2016, the age of substantially all the trade receivables was within one year.

10.	TRADE AND ACCRUED PAYABLES

As at 30 June 2017 and 31 December 2016, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

11.	LOANS AND BORROWINGS

The details of notes repaid during the period ended 30 June 2017 are as follows:

Issued by	Maturity	Coupon Rate	Principal Amount USD million
CNOOC Nexen Finance (2014) ULC	2017	1.625%	1,250
Nexen	2017	5.65%	62

12.	SHARE CAPITAL

	Number	Issued share
	of shares	capital equivalent
		of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2016, as at 31 December 2016 (audited) and as at 30 June 2017 (unaudited)	44,647,455,984	43,081

13.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in this announcement.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2017 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim results for the six months ended 30 June 2017 have been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2017.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2017, the Company has complied with relevant code provisions set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for the deviation from the code provisions (“Code Provisions”) A.2.1 and A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provisions and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the Chairman and the Chief Executive should be separate and not be performed by the same individual.

Within the reporting period, prior to 18 April 2017, Mr. Yang Hua had assumed both the roles of the Chairman and the Chief Executive Officer of the Company as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors considered that vesting two roles in the same individual would enable the Company to make and implement decisions promptly and efficiently and would not impair the balance of power and authority between the Board and the management of Company. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members comprise independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to make sure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive Directors who possess balance of skills and experience appropriate of the business of the Company also contribute valuable independent views to the Board. The Directors considered that although Mr. Yang Hua served as both the Chairman and Chief Executive Officer, there were sufficient checks and balances at the board level.

With effect from 18 April 2017, Mr. Yang Hua resigned as the Chief Executive Officer of the Company and he remains as the Chairman. At the same time, Mr. Yuan Guangyu, an existing Executive Director, has been appointed as the Chief Executive Officer. As such, the roles of the Chairman and the Chief Executive are separate and are not performed by the same individual and there has been no deviation from Code Provision A.2.1 since 18 April 2017.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2017, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF Directors

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of Directors of the Company during the six months ended 30 June 2017 are set out below:

Name of Director	Details of Changes

Yang Hua	Re-designated as a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company with effect from 18 April 2017, and remains as the Chairman of the Board

Resigned as the chairman and a director of CNOOC China Limited, a subsidiary of the Company, with effect from 28 February 2017

Resigned as the chairman of Nexen Energy ULC, a subsidiary of the Company, with effect from 18 April 2017

Liu Jian	Appointed as the chairman and a director of CNOOC China Limited with effect from 28 February 2017

Wu Guangqi	Resigned as a director of CNOOC China Limited with effect from 28 February 2017

Yuan Guangyu	Appointed as the Chief Executive Officer of the Company and resigned as the President of the Company with effect from 18 April 2017

Resigned as the chairman of CNOOC International Limited, a subsidiary of the Company, with effect from 5 May 2017

Xu Keqiang	Appointed as an Executive Director and the President of the Company with effect from 18 April 2017

Appointed as the chairman of Nexen Energy ULC with effect from 18 April 2017

Appointed as the chairman of CNOOC International Limited with effect from 5 May 2017

Appointed as a director of CNOOC China Limited with effect from 9 May 2017

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2016, other than those disclosed in this announcement and the 2017 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 11 September 2017 (Monday) to 15 September 2017 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 8 September 2017 (Friday). The interim dividend will be paid on or around 12 October 2017 (Thursday) to shareholders whose names appear on the register of members on 15 September 2017 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2017 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2017 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 15 September 2017 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2017 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2017 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 15 September 2017. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2017 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 8 September 2017 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 15 September 2017. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Li Jiewen

Joint Company Secretary

Hong Kong, 24 August 2017

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

CNOOC LIMITED

Press Release - For Immediate Release

Costs Continue to Improve with Profits Significantly Increased

(Hong Kong, August 24, 2017) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2017 interim results for the six months ended June 30, 2017.

The Company has fully met 1H targets with outstanding production performance. Regarding exploration, 14 new discoveries and 14 successful appraisal wells were achieved, among which, 13 new discoveries and 12 successful appraisal wells were made in offshore China while one new discovery and 2 successful appraisal wells were made overseas. The Company ensured efficient operation and net production of oil and gas amounted to 237.9 million barrels of oil equivalent (“BOE”), outperformed our budget for the same period. To date, four out of five new projects planned for 2017 have already commenced production and another project Weizhou 12-2 oil field phase II is also progressing smoothly.

In the first half of 2017, the Company’s average realized oil price was US$50.43 per barrel, representing an increase of 33.8% year-on-year (“YoY”). The average realized natural gas price increased by 3.5% YoY to US$5.68 per thousand cubic feet. The Company’s oil and gas sales revenue reached RMB74.94 billion, representing an increase of 36.1% YoY.

The Company made further efforts on cost control and efficiency enhancement. The Company’s all-in cost for the first half of 2017 was US$31.74/BOE, representing a decrease of 9.0% YoY. Operating expense was US$7.16/BOE, representing a decrease of 3.5% YoY. The Company has achieved satisfying profitability, and net profit for the first half of the year amounted to RMB16.25 billion. EBITDA amounted to RMB55.75 billion, representing an increase of 50.9% YoY.

In the first half of 2017, CNOOC Limited has maintained healthy financial status. The Company has abundant free cash flow (“FCF”) and its gearing ratio has further decreased to 27.5%.

Mr. Yang Hua, Chairman of CNOOC Limited, said: "In the first half of 2017, CNOOC

Limited continued to forge ahead, stepped up its efforts in reform and innovation, strived to seek opportunities for future development, and achieved a satisfactory performance. While sustained low oil prices is a challenge, the situation also presents an opportunity for the Company. The Company has continued to hone its risk-resistant capabilities while maintaining a high level of governance and profitability. Going forward, the Company will continue to move steadily ahead towards its set goals and create greater value for the shareholders.”

In the first half of the year, the Company’s basic earnings per share reached RMB0.36. The Board has declared an interim dividend of HK$0.20 per share (tax inclusive) for 2017.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Mr. Yan Cao

Deputy General Manager, Investor Relations Department

CNOOC Limited

Tel: +86-10-8452-1417

Fax: +86-10-8452-1441

E-mail: caoyan@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852 2894 6263

Fax: +852-2576 1990

E-mail: hl.wong@hkstrategies.com